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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

ENDESA, S.A.
(Name of Issuer)
Ordinary Shares, nominal Value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number)
Asesoria Juridica
Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid
Plaza De Celenque No. 2
Madrid, Spain 28013
Telephone: 011-34-91-423-9435
Facsimile: 011-34-91-423-9454
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
William S. Anderson
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
Telephone: 713-221-1122
Facsimile: 713-437-5370

April 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1

1	NAMES OF REPORTING PERSONS: Caja Madrid (Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid)/36-44889411

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	The Kingdom of Spain

	7	SOLE VOTING POWER:

NUMBER OF		105,076,259

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,076,259

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,076,259

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO1
1 Caja Madrid is a savings bank formed under the laws of the Kingdom of Spain.

     This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D filed by Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid, a corporation organized under the laws of the Kingdom of Spain (“Caja Madrid”), with the Securities and Exchange Commission (the “SEC”) on October 11, 2005, as previously amended by Amendment No. 1 thereto filed with the SEC on February 14, 2007 and by Amendment No. 2 thereto filed with the SEC on March 28, 2007 (together, the “Schedule 13D”). This filing relates to the Ordinary Shares, nominal value €1.20 each (the “Ordinary Shares”), and American Depositary Shares, each representing the right to receive one Ordinary Share (“ADSs”), of Endesa, S.A., a corporation organized under the laws of the Kingdom of Spain (the “Issuer” or “Endesa”). The principal executive offices of Endesa are located at Ribera del Loira, 60, 28042 Madrid, Spain.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following supplemental information:
     As described under Item 6 below, on April 2, 2007, E.ON Aktiengesellschaft (“E.ON”) agreed with Acciona, S.A. (“Acciona”) and Enel S.p.A. (“Enel”) that it will release Caja Madrid from its obligations under the equity swap transaction (the “Share Swap Transaction”) entered into on March 27, 2007 between E.ON and Caja Madrid in respect of 105,076,259 Ordinary Shares (the “Subject Shares”) representing approximately 9.92% of the outstanding Ordinary Shares of Endesa. Caja Madrid is not a party to the agreement among E.ON, Acciona and Enel.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following supplemental information:
     As described under Item 6 below, on April 2, 2007, E.ON agreed with Acciona and Enel that it will release Caja Madrid from its obligations under the Share Swap Transaction.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended to add the following supplemental information:
     As described under Item 6 below, on April 2, 2007, E.ON agreed with Acciona and Enel that it will release Caja Madrid from its obligations under the Share Swap Transaction.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended to add the following supplemental information:
     On April 2, 2007, E.ON entered into an agreement with Acciona, S.A. (“Acciona”) and Enel S.p.A. (“Enel”) with respect to the offer by E.ON’s subsidiary, E.ON Zwölfte Verwaltungs GmbH, to acquire all of the outstanding Ordinary Shares and ADSs of Endesa (the “Offer”), pursuant to which E.ON agreed, inter alia, to release Caja Madrid from its obligations under the Share Swap Transaction. A copy of the agreement among E.ON, Acciona and Enel is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended to add the following supplemental information:
99.8	Agreement between E.ON AG, Enel S.p.A. and Acciona, S.A. dated April 2, 2007 (incorporated by reference to Exhibit (d)(2) to Amendment No. 27 to the Tender Offer Statement on Schedule TO of E.ON Zwölfte Verwaltungs GmbH and E.ON AG filed with the SEC on April 2, 2007).

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated: April 23, 2007

MADRID SAVINGS BANK (CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID, CAJA MADRID)
/s/ Jose Cueto
By:	Jose Cueto
Its:	Sub-Director

/s/ Jesus Miramon
By:	Jesus Miramon
Its:	Sub-Director, Corporate Clients